Becker & Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

September 13, 2022

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Brian McAllister,

Mr. Raj Rajan

Re:	MingZhu Logistics Holdings Limited

Form 20-F for the fiscal year ended December 31, 2021

filed May 11, 2022

File No. 001-39564

Dear Mr. McAllister and Mr. Rajan:

On behalf of our client, MingZhu Logistics Holdings Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 20, 2022 on the Company’s Form 20-F for the fiscal year ended December 31, 2021 submitted on May 11, 2022 (the “Form 20-F”).

Concurrently with the submission of this letter, the Company is submitting its revised Form 20-F (the “Revised Form 20-F”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Form 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Form 20-F.

Form 20-F for the fiscal year ended December 31, 2021

Item 3. Key Information

3D. Risk Factors, page 4

1.	We note you provide risk factor disclosures under “Risks Related to Our Corporate Structure,” starting at page 21 and “Risk Related to Doing Business in China,” starting at page 24. Please revise to present these disclosures more prominently in your filing by placing them towards the forepart of the Risk Factors section.

Response: In response to the Staff’s comments, the Company has revised the Risk Factors section starting on page 7 in the Revised Form 20-F.

2.	We note your disclosure on page 30 about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F in the Risk Factors section on page 16 and page 48 in accordance with the Staff’s instructions.

3.	We note your disclosure on page 32 indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange. Please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page 17 and page 51.

Item 4. Information on the Company

4.A. History and Development of the Company, page 45

4.	Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the registered securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

Response: In response to the Staff’s comments, the Company has revised the “4.A. History and Development of the Company” on page 47, “Risk Factors-Risks Related to Our Corporate Structure” on page 7 and page 8, and “Risk Factors-Risks Related to Doing Business in China” on page 9 in the Revised Form 20-F in accordance with the Staff’s instructions.

5.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities registered or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of VIE's and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please disclose whether your auditor and other participating firms are subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your disclosures should address, but not necessarily be limited to, the risks highlighted in Item 3. Key Information.

Response: In response to the Staff’s comments, the Company has revised the “4.A. History and Development of the Company” on page 47, page 48, and page 49, “Risk Factors-Risks Related to Our Corporate Structure” on page 7 and page 8, and “Risk Factors-Risks Related to Doing Business in China” on page 9, page 10, page 13, page 16, and page 17 to disclose the risks related to doing business in China the disclosure in the Revised Form 20-F.

6.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors have purchased an interest.

Response: In response to the Staff’s comments, the Company has revised the “4.A. History and Development of the Company” on page 47 and “CERTAIN INFORMATION” on page 1 in the Revised Form 20-F.

4.B. Business Overview, page 47

7.	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and the securities registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), the CAC or any other governmental agency that is required to approve the VIEs operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, the Company has revised “4.B. Business Overview” on page 51 in the Revised Form 20-F.

4.C. Organizational Structure, page 80

8.	Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or solid arrows and entities controlled by contractual arrangements, i.e. VIEs, by dashed line or dashed arrows and include a legend. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors have purchased their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response: In response to the Staff’s comments, the Company has revised the disclosure in “4.C. Organizational Structure-Our Subsidiaries and VIEs” on page 84, page 85, page 86, and page 87 and the “4.C. Organizational Structure - Organizational Structure Chart” on page 88 in the Revised Form 20-F .

9.	We note your disclosure on page 24 that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements with the VIE. Please identify which entity(ies) receives the economic benefits if this entity(ies) is (are) your Wholly Foreign-Owned Enterprise (WFOE). If true, please disclose that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Response: In response to the Staff’s comments, the Company has revised the disclosure in “4.C. Organizational Structure-Our Subsidiaries and VIEs” in the Revised Form 20-F on page 84.

Item 5. Operating and Financial Review and Prospects

5A. Operating Results, page 82

10.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the “5.A. Operating Results” in the Revised Form 20-F on page 90, page 91 and page 92 in accordance with the Staff’s instructions.

5.B. Liquidity and Capital Resources, page 98

11.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the “5.B. Liquidity and Capital Resources” in the Revised Form 20-F on page 110 and page 111.

12.	Please disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the “5.B. Liquidity and Capital Resources” in the Revised Form 20-F on page 108.

Financial Statements

Consolidated Statements of Cash Flow, page F-7

13.	On page 101 you disclose that your capital expenditures were $298,453, $1,136,273, and $1,995,713 for the years ended December 31, 2021, 2020, and 2019, respectively. Please reconcile such disclosures to the disclosures in the statements of cash flow. Refer to ASC 230-10-45-13c. for guidance and revise your disclosures as appropriate.

Response:

The reconciliation of the disclosures on page 111 and the disclosures in the statements of cash is as flows:

	For the years ended December 31,
	2021	2020	2019
Capital expenditures disclosed on page 111	$298,453	$1,136,273	$1,995,713

Purchases of equipment disclosed as investing cash outflows in the statements of cash flow	$199,481	$156,029	$917,288
Repayments of obligations under capital leases disclosed as financing cash outflow in the statements of cash flow	$98,972	$980,244	$1,078,425
Sum of above cash outflows	$298,453	$1,136,273	$1,995,713

Difference between capital expenditures and the disclosures in the statement of cash flow	-	-	-

The capital expenditures for the years ended December 31, 2021, 2020 and 2019 include acquisition of revenue equipment only. The Company acquires revenue equipment via cash and capital lease. With the guidance of ASC 230-10-45-13c., the Company records the cash payments at the time of purchase of equipment as investing cash outflows and the payments in relation to capital lease as financing cash outflows in the statements of cash flow, respectively.

The Company has revised the disclosure in the Revised Form 20-F on page 111.

14.	Please show us how you presented the effects of the acquisition of CHeYi (BVI) Ltd. in the statement of cash flows.

Response: The acquisition of Cheyi BVI was completed on December 29, 2021, and in accordance with ASC-805, the Company is only able to book the cash flows from Cheyi BVI after the acquisition is completed. The Company had carefully evaluated the cash flows from Cheyi BVI with reasonable estimates. The cash flows from Cheyi BVI for the year ended December 31, 2021 is immaterial and hence no other effects were disclosed in the Revised Form 20-F, except for the item named “cash from acquisition of subsidiary” of $1,477,065, which is the cash held in Cheyi BVI’s bank accounts.

Notes to the Consolidated Financial Statements

Note 1- Nature of business and organization, page F-8

15.	We note that that on December 29, 2021 you completed the transaction to acquire 100% of the outstanding shares of CheYi (BVI) Limited which operates its business through its subsidiary CheYi Network. Please address the following issues:

●	Please revise to disclose how you accounted for the acquisition, present the assets acquired and liabilities assumed and provide the disclosures required by ASC 805-10- 50, 805-20-50-1, and 805-30-50-1, as applicable.

●	Tell us and disclose how you accounted for the 2021 and 2022 earn out payments.

Response:

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page F-9 and page F-20.

Pursuant to the agreement, the total consideration for the acquisition of 100% equity ownership of Cheyi BVI is an aggregate of $29,466,032, consisting of the issuance by the Company to the shareholders of Cheyi BVI an aggregate of 3,189,000 fully paid Company’s ordinary shares (being $12,756,000 of $4 per share) and payment of $2,000,000 at closing, and Year-2021 earnout payment of $8,826,019 and Year-2022 earnout payment of $5,884,013 if the Cheyi BVI’s audited net income for its fiscal year 2021 and 2022 is no less than $3,000,000 respectively. The two earnout payments are due 13 months following the delivery of Cheyi BVI’s audited financial statements.

As of December 31, 2021, the above mentioned payments had not yet been made. Accordingly, a total of $16,710,032 was accounted for as payable under acquisition in other payables and accrued liabilities and disclosed in the Note 12 on page F-20 in the Revised Form 20-F.

Note 2 - Summary of significant accounting policies

Principals of consolidation, page F-9

16.	Please revise to disclose clearly the ownership of the entities by direct equity interest and entities controlled by contractual arrangements, i.e. VIEs. Disclose the consolidation policy and provide the basis for consolidation for each of the entity listed in the table as required by as required by ASC 810-10-50-1.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page F-9 and page F-10.

17.	We note your disclosure on page 45 that CheYi Network and Hainan Zhisheng Car Services Co., Ltd. are your consolidated VIEs in the PRC. You also state on page 24 that you exert control over VIEs and you are the primary beneficiary of the VIEs, for accounting purposes, based upon certain contractual arrangements. Please revise to disclose the material provisions of the contractual arrangements, provide us with a robust analysis explaining how you determined that you are the primary beneficiary of the VIEs, and revise your disclosures as appropriate. Refer to the guidance ASC 810-10-25-38. In addition, please revise to provide disclosures required by ASC 810-10-45-25 on the face of the consolidated balance sheets and other disclosures outlined in ASC 810-10-50-2AA, ASC 810-10-50-3 and ASC 810-10-50-5A, as applicable.

Response:

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page 85 and added “Note 14 – Variable Interest Entity to our financial statements” on page F-24.

Property and equipment, net, page F-12

18.	Please revise and expand to disclose your policies for newly acquired rental equipment for cars used to provide rental services. Also, tell us why Note eight on page F-19 does not disclose revenue equipment for trucking and car rental equipment as separate major asset classes by nature or function and how these disclosures are compliant with ASC 360-10- 50.

Response:

In response to the Staff’s comments, the Company has revised and expanded our disclosure in the table on the page F-12 and the table in “Note 8 – Property and equipment, net” on page F-19 in the Revised Form 20-F.

Revenue recognition, page F-14

19.	Please revise to disclose the revenue recognition policy for CheYi Network’s recently acquired car-hailing services and related online car-hailing platform and compliance with ASC 606. Revise your disaggregated revenue information so that it presents the categories as they are depicted for the trucking service provider and car-hailing subdivisions of your consolidated operations as impacted by economic factors discussed in the guidance at ASC 606-10-50-5.

Response:

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F regarding the revenue recognition policy for Cheyi Network on page 103 and page F-14.

The acquisition of Cheyi Network was completed on December 29, 2021. In accordance with ASC-805, the Company is only able to account for the revenue generated by Cheyi Network after the acquisition is completed. The Company had carefully evaluated the amount of such revenue generated by Cheyi Network with reasonable estimates. The revenue generated by Cheyi Network for the year ended December 31, 2021 is immaterial and hence no disaggregated revenue is disclosed in the Revised Form 20-F.

Segment reporting, page F-16

20.	We note you disclose that the Company does not distinguish between markets or segments for the purpose of internal reporting. We note that the acquisition of CheYi (BVI) Ltd. changed the nature of the integrated business activities within your organization to be a trucking services carrier and a car rental business that specializes in car hailing and driver management services. We also note that your investor presentation dated June 2021, available on your website, presents investors with separate financial information for the terminals in the Guangdong and Xinjiang, differentiating those markets. Please address the following issues:

●	Considering you derive revenue by providing trucking services in two different markets and also from car rental business, tell us how you determined that you have single reportable segment. In this regard, provide us a detailed analysis how you identified your operating segments and applied the guidance in ASC 280-10-50-10 in determining your reportable segments.

●	To the extent that you identified multiple operating segments and have aggregated them into a single reportable segment, provide us with an analysis that clearly demonstrates that the operating segments have similar economic characteristics and are similar in each of the five areas listed at ASC 280-10-50-11(a) through (e). In this regard, explain to us how you considered the different natures of the revenue generating equipment used in the trucking services and car-hailing businesses, the differences in services provided, and the differences in markets and customer classes being served.

●	Revise your disclosures as appropriate including the disclosures required by ASC 280-10-50-21 through 50-30, as applicable.

Response:

The Company has been a trucking service provider since 2002.With the acquisition of Cheyi BVI, the Company is able to provide car rental services specializing in a car hailing platform that is entirely different from the trucking services and hence the Company had treated Cheyi BVI as a separate reportable segment. As of December 31, 2021, we had three operating segments. As further described below, the operating segments comprising the trucking services are aggregated based on the similarity of their business and economic characteristics.

Identification of Operating Segments

In order to identify our operating segments, the Company considered the guidance per ASC 280-10-50-1, which provides that an operating segment is a component of a public entity that has all of the following characteristics:

●	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

●	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

●	Its discrete financial information is available.

The Company identified its operating segments primarily based on the internal management structure of its services. Discrete financial information is prepared for these operating segments and is regularly reviewed by the Company’s chief operating decision maker (“CODM”). The Company’s CODM is Jinlong Yang, Chairman and Chief Executive Officer.

The Company is headquartered in Guangdong. Due to the geographic nature of trucking services provided in Xinjiang region, the operating team in Xinjiangis separated from the operating team in Guangdong region. The operating results and financial information of trucking services in the Xinjiang region is reported separately to CODM.

After the acquisition of Cheyi BVI, the Company obtained the capability to provide car rental services specially for the car hailing platform. The Company believes that the car rental business is different from the business of trucking and the discrete financial information of the car rental business is prepared separately for the CODM’s review.

Based on the foregoing, the Company has concluded that it has three operating segments:

●	Trucking services in Xinjiang region

●	Trucking services in Guangdong region

●	Car rental services

The remaining discussion below on the Company’s aggregation pertains to the provision of its services.

Aggregation of Operating Segments

As per ASC 280-10-50-11, the Company analyzed its operating segments against these criteria:

a.	The nature of products and services:

Trucking services the Company provides in Xinjiang region and Guangdong region are identical. The car rental services is different from the trucking services in nature.

b.	The nature of the production processes:

The service provision processes are same across trucking operating segments. The trucks can be universally used for both of two operating segments. However, the processes in the car rental business are different from the processes in trucking services, and the vehicles used in the car rental business are passenger cars which cannot be used in the trucking services.

c.	The type or class of customer:

The Company’s customers among its two trucking services segments are similar, they both mainly serve for the third-party logistics companies. The end-users of car rental services are drivers on the car-hailing platform.

d.	The methods used to distribute their products or provide their services:

In its trucking services business, the Company uses trucks and trailers to serve its customers. In its car rental business, the Company primarily rents its vehicles to drivers on the car-hailing platform.

e.	If applicable, the nature of the regulatory environment:

The regulatory environment is similar for all operating segments.

Conclusion

Based on the similarities in economic characteristics, the criteria above and consistent with the objectives of ASC 280, the Company has concluded that the two trucking operating segments can be aggregated into one reportable segment. Therefore, the Company has two reporting segments: its trucking services segment and its car rental services segment.

The Company has revised the disclosure accordingly in the Revised Form 20-F on page F-16, page F-33 and page F-34.

Note 18 - Subsequent Events, page F-30

21.	We note that on March 18, 2022, you completed the acquisition of Yinhua. Please revise to disclose how you accounted for the acquisition, present the assets acquired and liabilities assumed and provide the disclosures required by ASC 805-10-50-2, 805-20-50- 1, and 805-30-50-1, as applicable. Refer to the guidance in 805-10-50-4.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page F-34.

Note 20 - Additional information (unaudited), page F-31

22.	We note that you have not recorded any pro-forma adjustments to the pro-forma statements of income and comprehensive income. Please address the following issues:

●	Please tell us your consideration of the need for adjustment for the effects from any step-up in the basis, or change in the accounting policy, for depreciating newly acquired rental equipment for cars used to provide rental services.

●	Provide the disclosures required by ASC 805-10-50-2(h).

Response:

In considering the needs for the adjustment for basis of the newly acquired vehicles for rental services, the Company has compared the net book value of these vehicles with the market price of vehicles under similar conditions and no significant differences were found.

In considering the needs of the adjustment for changes in the accounting policy of depreciation regarding newly acquired vehicles for rental services, the Company had assessed the average useful life of passenger cars, rather than trucks and trailers, in the market and the actual conditions of new acquired vehicles. The Company decided to remain the original accounting policy of depreciation of Cheyi unchanged.

In accordance with your request, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Revised Form 20-F, please contact Bill Huo, Esq. of Becker & Poliakoff LLP by phone at 212-599-3322 or via e-mail at bhuo@beckerlawyers.com.

Very truly yours,

/s/ Bill Huo
Bill Huo

cc:	mgoldstein@beckerlawyers.com

stan@beckerlawyers.com